United States securities and exchange commission logo





                               August 24, 2020

       Gregory Dean Gibb
       Director and Chief Executive Officer
       Lufax Holding Ltd.
       No. 1333 Lujiazui Ring Road 15/F
       Pudong New District, Shanghai
       People   s Republic of China

                                                        Re: Lufax Holding Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 28,
2020
                                                            CIK No. 0001816007

       Dear Mr. Gibb:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted July 28, 2020

       Prospectus Summary, page 1

   1. Please define terms at first use. For example purposes only, please define the terms "non-
                                                        traditional financial
service providers," "TechFin," "B2C," and "VIP customers" at first use and revise to
explain the differences between "capital-light" and "asset-light." In addition, we note your
disclosure that you "served 44.0 million registered users" as of
                                                        December 31, 2019.
Please revise to define the term "registered user" to provide further context for this
metric, including whether the metric requires any historical activity level, includes inactive
accounts, etc.
 Gregory Dean Gibb
Lufax Holding Ltd.
August 24, 2020
Page 2
2. We note your disclosure on page 1 of the Summary, and on pages 92 and 140, that according to Oliver Wyman you are ranked number three among non-traditional financial service providers in China based on total online wealth management client assets. Please revise to clarify how "total online wealth management client assets" is determined.
Risk Factors
If our credit assessment and risk management model is flawed or ineffective..., page 24

3. Please revise to clarify whether you are subject to any contractual obligations to your funding or credit enhancement partners if you inaccurately assess the creditworthiness of a particular borrower. If applicable and to the extent material, please revise to discuss any liabilities that you have incurred in the past as a result of the same.
4. As a related matter, on page 25 you disclose that you are unable to monitor whether a prospective borrower has obtained loans through other retail credit facilitation platforms, creating the risk that a borrower may utilize your credit products to pay off loans from other sources. We also note your disclosure in the penultimate paragraph on page 160 that your risk-based pricing and loan sizing models take into account, respectively, the borrower's debt to income ratio and indebtedness information, among others. If applicable and to the extent material, please describe any extent to which your business has been negatively impacted by such borrower activity.
Any failure by our consolidated affiliated entities or their shareholders to perform their obligations..., page 49

5. We note your disclosure that your contractual agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Please revise to clarify whether such arbitration provisions apply to claims under the U.S. federal securities laws.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement..., page
73

6. We note this risk factor describes the voting rights associated with the ADSs. Please revise to make clear that, as discussed on page 239, under Cayman law and in your organizational documents, you are not required to hold an annual general meeting for shareholders.
Special Note Regarding Forward-Looking Statements and Industry Data, page 75

7. We note your disclosure that investors should not to place undue reliance on forward-
       looking statements. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a
FirstName LastNameGregory Dean Gibb
       disclaimer of the information contained in the filing. Please revise this statement to
Comapany    NameLufax
       eliminate         Holding Ltd.
                  any implication that investors are not entitled to rely on the information included
Augustin24,
          your registration
            2020  Page 2 statement.
FirstName LastName
 Gregory Dean Gibb
FirstName LastNameGregory    Dean Gibb
Lufax Holding Ltd.
Comapany
August 24, NameLufax
           2020        Holding Ltd.
August
Page 3 24, 2020 Page 3
FirstName LastName
Selected Consolidated Financial and Operating Data, page 90

8. We note your presentation of pro forma earnings per share ("EPS") giving effect to the automatic conversion of all of the outstanding Class B ordinary shares and Class C ordinary shares into Class A ordinary shares, which has a positive impact compared to the historical EPS. Please revise to provide more transparent disclosure into the qualitative and quantitative adjustments being made in this pro forma presentation to both the numerator and denominator of the pro forma EPS calculation.
On- and Off-Balance Sheet Treatment of Loans and Risk Exposure, page 95

9. We note your disclosure on page 96 that the Group consolidates loans under the trust funding model under IFRS 10. Please tell us and clarify, with reference to authoritative literature, whether you consolidate only the loans and related net interest income or if you consolidate the entire trust plan, including all assets, liabilities, revenues and expenses of the trust.
10. Please provide us with more details of the ownership and equity structure of the trust plans, including whether the Group has any equity ownership in the trust plans. In addition, given that the loans in the trust plans are funded by third parties, tell us and explain whether you allocate the net profit/(loss) of the consolidated trust plans or net interest income from those loans to non-controlling interests.
11. Please tell us and revise to quantify the amount of loan facilitation and post-origination service fees earned from consolidated trust plans during each financial statement period presented. In addition, tell us whether you consider the consolidated trust plans to be related parties.
Key Operating Metrics, page 96

12. We note your disclosure throughout the filing (e.g., pages 105 and 106) that the loans have tenors as long as 36 months. We also note your disclosure of the outstanding balances as of December 31, 2017, 2018 and 2019 and volume of loans facilitated during
         2017, 2018 and 2019. Please revise to disclose the weighted average loan tenor during each period. In addition, tell us and disclose if and how fee rates vary by tenor.
Key Components of Our Results of Operations
Retail credit facilitation service fees, page 97

13. We note your table on page 98 setting forth the retail facilitation service fees that are expected to arise from the remaining performance of long-term contracts for your retail credit facilitation service as of December 31, 2019. Please confirm that these only represent post-origination service fees or if they also include any other fees. In addition, provide a table showing the comparable expected loan maturity by year of the outstanding on- and off-balance sheet loans facilitated on your platform that correlates to these expected service fees.
 Gregory Dean Gibb
Lufax Holding Ltd.
August 24, 2020
Page 4
Wealth Management transaction and service fee, page 98

14. Please revise to discuss the transaction and service fee structures for both the legacy and current wealth management products and how the cessation of offering B2C products and peer-to-peer products will impact these types of revenues trends moving forward.
Other Income, page 100

15. In regard to the account management service fees which represent service fees charged to credit enhancement partners for reminder services provided to them for loans facilitated by company that are covered by their credit enhancement services, address whether these services are included in the post facilitation services provided or if these are services provided outside of those services.
Sales and marketing expenses, page 100

16. In regard to the borrower acquisition expenses and investor acquisition and retention expenses, please revise, for each period presented, to provide a breakdown between costs paid to sales employees and costs paid to third party channels for borrower acquisition activities and costs incurred for the member referral channel and the online direct marketing channel for investor acquisition and retention expenses, discussing the trends.
Results of Operations, page 103

17. Please revise to discuss the revenues generated from the international activities given the expansion in recent periods as noted in the risk factor on page 32. Retail credit facilitation service fees, page 105

18. We note that the loan facilitation service fees increased by 17.1% from 2018 to 2019. We also note that you attributed this growth due to a 37.2% increase in the volume of new off-
         balance sheet loans which was offset by product mix changes in 2019. Please revise to include more fulsome discussion of those product mix changes, including specific weighted average pricing and volume information by product during the 2018 and 2019 periods being compared.
Net Interest Income, page 105

19. We note your discussion of changes in net interest income by consolidated trust plans and microloans during the periods presented. Please revise to discuss changes in the gross interest income and interest expense components, including a discussion of the weighted
FirstName LastNameGregory Dean Gibb
       average loan balance and weighted average interest rate for each component during the
Comapany     NameLufax
       periods.  In your Holding
                         response,Ltd.
                                     address why interest expense from your
microloans is smaller
Augustas24,a percentage
             2020 Page 4of interest income during 2019 compared to 2018 and
2017.
FirstName LastName
 Gregory Dean Gibb
FirstName LastNameGregory    Dean Gibb
Lufax Holding Ltd.
Comapany
August 24, NameLufax
           2020        Holding Ltd.
August
Page 5 24, 2020 Page 5
FirstName LastName
Credit Risk, page 116

20. Please revise to disclose the names of the external insurance companies which provide the credit insurance as well as the exposure amounts covered by each individual company as of each period end presented. Further, a discussion of each individual
entity   s ability to
         meet their obligation under the credit enhancement agreements should be provided and which will enable the company to reduce their on-balance sheet credit risk exposure.
Business
Retail Credit Facilitation, page 151

21. Please revise to address the following as it relates to the utilization of the third party credit enhancement for the on-balance sheet credit exposure:
             Describe the claims process with the third party credit enhancement provider, indicating how often claims are made, payments are received, how these payments are considered in the determination of the allowance for credit losses, and how the payment amounts received are reflected in the statement of cash flows.
             Revise to provide a rollforward which identifies at the beginning of each period, the related receivable amounts, claims made during the period, claims paid and ending receivable amounts for loans facilitated and consolidated.
             Revise to indicate how the availability of a credit enhancement impacts the delinquent collection procedures as well as the related charge-off policies.
Our Loan Products, page 153

22. In regard to the secured loans outstanding, please revise for each period presented, to identify the loans which have fixed installments and the loans which have balloon payments. For the loans with balloon payments please indicate the impact on revenue recognition.
Credit Assessment, page 160

23. Please describe in greater detail any minimum criteria that borrowers must meet under your three key models for credit assessment, as applicable.
Risk Management for Retail Credit, page 164

24. Please revise to disclose the balance of loans past due 30 and past due 90 days for each of the periods presented for both secured and unsecured loans.
25. Please revise to provide disclosure to define the risk levels G1-G8 utilized in evaluating
         New General-Unsecured Loans.
Wealth Management
Our Platform Investors, page 169

26. We note that your wealth management platform serves Chinese middle class and affluent
 Gregory Dean Gibb
FirstName LastNameGregory    Dean Gibb
Lufax Holding Ltd.
Comapany
August 24, NameLufax
           2020        Holding Ltd.
August
Page 6 24, 2020 Page 6
FirstName LastName
         investors. Please tell us whether investors located in the United States may invest on your platform. In particular, address whether a Chinese investor transiently visiting the United
         States would be prohibited from participating in wealth management transactions on your platform.
Management, page 217

27. Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.
Principal [and Selling] Shareholders, page 227

28. Please state whether the major shareholders have different voting rights, or an appropriate negative statement. See Item 7.A.(1)(c) of Form 20-F.
Governing Law/Waiver of Jury Trial, page 259

29. We note your disclosure regarding the waiver of jury trial provision. Please revise your disclosure to:
             clarify whether this provision applies to claims made under the federal securities laws and also ensure that the deposit agreement clarifies its applicability; and
             include a risk factor discussing any material risks to investors related thereto, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you or the depositary and whether the provision applies to purchasers in secondary transactions.

         To the extent this provision applies to federal securities law claims, please ensure that both your disclosure and deposit agreement state that by agreeing to such provision,
         investors will not be deemed to have waived the company   s compliance
with the federal
         securities laws and the rules and regulations thereunder.
Index to Consolidated Financial Statements
Consolidated Statements of Comprehensive Income, page F-3

30. We note that net interest income is presented as a component of your total operating income; however, the credit impairment losses on those loans generating the net interest income are not presented as a component of total operating income or expenses. Please tell us, with reference to authoritative literature, why you believe it is appropriate to reflect the credit impairment losses as a component of other expenses, rather than total income or total operating expenses.
31. We note that losses on loans to customers and other related expenses are classified within asset impairment expenses prior to adoption of IFRS 9 and classified within credit impairment losses subsequent to adoption of IFRS 9. Given the similar nature of the expense types as losses on loan despite different accounting standards in place, please tell
 Gregory Dean Gibb
Lufax Holding Ltd.
August 24, 2020
Page 7
         us, with reference to authoritative literature, why you do not believe it would be appropriate to present the losses on loans to customers and other related expenses as credit related expenses during all periods.
Consolidated Statements of Financial Position, page F-5

32. We note your inclusion of a consolidated statement of financial position as of January 1,
         2017; however, this period is not referenced in the auditor opinion on page F-2. Please provide us with your basis for inclusion of the January 1, 2017 statement of financial position without a related reference to it in the auditor opinion. Revise to clarify accordingly.
Notes to the Consolidated Financial Statements
4.1.1. Market Risk, page F-49

33. We note your table on page F-50 showing overdue loans to customers as of December 31,
         2019 in the amount of RMB 6,106,786. Please provide additional clarity as to the length of time these loans have been past due, the amount of reserves relating to these loans and whether you continue to accrue post-origination service fees on these loans. In addition, tell us which stage these loans are classified in your table on page F-60 and why.
14. Finance Costs, page F-73

34. We note that you classify interest expense on borrowings and bank interest income as finance costs. Please tell us, with reference to authoritative literature, why you believe it is appropriate to classify these as finance costs rather than as components of net interest income.
21. Accounts and other receivables and contract assets, page F-82

35. We note your disclosure on page F-31 that accounts receivables related to retail credit facilitation business and the related allowance are written off when they
         become delinquent for 180 days or more. Please reconcile this statement with the tables showing receivables arising from default guarantee payments in the amounts of RMB
         873,872 and RMB 1,070,072 as being 181 or more days past due as of December 31, 2019 and 2018, respectively. To the extent that you have a different write-off policy for these receivables, revise to clarify accordingly.
22. Loans to customers, page F-84
FirstName LastNameGregory Dean Gibb
36. Please tell us and revise to disclose whether you have modified the terms of any loans or
Comapany    NameLufax
       granted              Holding
                 a concession        Ltd.
                                to customers   facing financial hardship during
each period presented.
AugustIn24,addition, tell 7us and revise to disclose how you accounted for those modifications.
             2020 Page
FirstName LastName
 Gregory Dean Gibb
FirstName LastNameGregory    Dean Gibb
Lufax Holding Ltd.
Comapany
August 24, NameLufax
           2020        Holding Ltd.
August
Page 8 24, 2020 Page 8
FirstName LastName
Exhibits

37. Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:

                any agreements that memorialize your funding arrangements with the three trust companies that you reference on page 162; and
                any agreements entered into between the company and Ping An P&C regarding its provision of credit enhancement for the "overwhelming majority of the outstanding balance of loans" you had facilitated as of December 31, 2019, as disclosed on page
              164.

         Refer to Item 601(b)(10) of Regulation S-K.
General

38. We note that a significant portion of your disclosure includes information provided by
         Oliver Wyman's commissioned report. Please indicate whether you or any of your related parties have any connection with Oliver Wyman. In addition, please file the report as an exhibit to this registration statement or provide us with your analysis supporting your determination that you are not required to do so. Please refer to Rule 408(a) of Regulation
         C.
       You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Marc Thomas,
Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance